Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Grandview Capital Acquisition Corp. (the “Company”) on Amendment No. 4 to Form S-1 (File No. 333-261940) of our report dated May 6, 2022, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Grandview Capital Acquisition Corp. as of December 31, 2021 and 2020, and for the year ended December 31, 2021, and for the period from October 21, 2020 (inception) through December 31, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

May 26, 2022